GAIN Capital Holdings, Inc.
135 US Hwy 202/206, Suite 11
Bedminster, New Jersey 07921

August 22, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3233

Attention: Jennifer Monick, Assistant Chief Accountant
Office of Real Estate & Commodities

Re:    GAIN Capital Holdings, Inc.
Form 10-K for the Fiscal Year ended December 31, 2017
Filed March 14, 2018
File No. 1-35008

Dear Ms. Monick:

This letter is submitted on behalf of GAIN Capital Holdings, Inc. (“GAIN” or the “Company”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the above-referenced filing (the “Form 10-K”).

We appreciate the opportunity to speak to the Staff over the past few weeks regarding the questions set forth in your letter dated June 8, 2018 (the “Comment Letter”) and the Company’s initial response letter dated June 22, 2018 (the “Initial Response”). Based on our discussions, and as you have requested, we have repeated below the first question from the Comment Letter along with the Company’s response. The response below should be viewed as superseding, in its entirety, the Company’s response to the same question contained in the Initial Response.

For the convenience of the Staff’s review, the relevant text of the Comment Letter question being addressed has been reproduced herein with the Company’s response. Page numbers referred to in the responses reference the applicable pages of the Form 10-K.

Form 10-K for the Fiscal Year ended December 31, 2017

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Reconciliation of Non-GAAP Financial Measures, Page 42

1.
We note your adjustment normalized income tax in your reconciliation of adjusted net income. Please tell us and revise future filings to disclose how you have derived this adjustment amount and why you believe this adjustment provides useful information to investors. Refer to Item 10(e) of Regulation S-K.

The reconciliation of the Company’s non-GAAP Adjusted net (loss)/income to GAAP Net (loss)/income for fiscal years 2017, 2016 and 2015 in the Form 10-K includes a line item labeled Normalized income tax. This line item represents the Company’s Adjusted pre-tax (loss)/income for the period in question multiplied by the budgeted effective tax rate (ETR) calculated by the Company’s management at the beginning of each year, which is discussed in more detail below. The result is an adjusted income tax (benefit)/expense figure that is, among other adjustments, added to or subtracted from Adjusted pre-tax (loss)/income to ultimately arrive at Adjusted net (loss)/income.

The budgeted ETR used to calculate Normalized income tax is determined by the Company’s management as part of the Company’s annual budgeting process at the beginning of each year as follows:

1.
As required by GAAP, management considers the estimated, full year pre-tax income attributable to each of the jurisdictions in which the Company operates and applies any necessary adjustments to arrive at an estimated taxable income for each jurisdiction.

2.
The prevailing federal statutory tax rates, as well as any applicable local taxes (such as state taxes), in each jurisdiction are applied to the estimated taxable income and an estimated tax provision for each jurisdiction is determined.

3.	The sum of these jurisdiction-specific tax provisions is calculated to yield the Company’s global budgeted tax provision for the year.

4.	The global budgeted tax provision is then divided by the global budgeted pre-tax income for the year to arrive at the budgeted ETR.

The Company believes that using the budgeted ETR to calculate the adjusted, or normalized, income tax (benefit)/expense used in its calculation of Adjusted net (loss)/income has historically been useful for investors because it provides insight into management’s long-term view of the Company’s tax rate based on expected profits and the jurisdictions in which they are expected to arise. Management also believes the use of this non-GAAP measure provides investors with a more stable basis for comparison between periods considering the inherent volatility in actual profits due to one-off items or market volatility unrelated to the fundamental financial health of the business, and the impact that such volatility can have on the ETR.

Having said that, in light of the Staff’s comments and our subsequent discussions, the Company is considering adopting a new approach to calculating its adjusted income tax (benefit)/expense for purposes of calculating Adjusted net (loss)/income in its future filings. The Company believes this new approach, discussed below, would balance the Company’s desire to present investors with relevant and consistent information regarding the Company’s tax position with the need to provide a meaningful reconciliation to GAAP figures. The Company is considering using this new approach for purposes of its Form 10-K for the fiscal year ended December 31,

2018, and would expect to present comparative information for 2017 and 2016 calculated in the same manner as opposed to the prior method utilizing the budgeted ETR to calculate Normalized income tax.

The table below illustrates the approach to calculating adjusted income tax (benefit)/expense for purposes of calculating Adjusted net (loss)/income that the Company is considering for its future filings. Please note that the numbers in the "FN" column correspond to the footnotes describing the steps following the table:

	Pre-tax	Income Tax			Net
$m	Income	Expense	Rate	FN	Income

Full Year GAAP	$180.0	$50.4	28.0%	(1)	$129.6

Adjustments
Adjustment to tax provision		-$10.0		(2)	$10.0
Interim Adjusted	$180.0	$40.4	22.4%	(3)	$139.6

Taxable adjustment	$5.0	$1.1	22.4%	(4)	$3.9
Non-taxable adjustment	$6.0	$0.0	0.0%	(5)	$6.0

Full Year Adjusted	$191.0	$41.5	21.7%	(6)	$149.5

1.	The calculation begins with the GAAP figures for pre-tax income, income tax expense and net income.

2.
Next, we add back or deduct, as appropriate, any items affecting the GAAP tax expense that are not reflected in the GAAP pre-tax income. In the table above, we assume a FIN48 provision for an uncertain tax position of $10.0 million relating to a prior year.

3.
The resulting interim adjusted tax expense of $40.4 million calculated in step 2 above is then divided by the GAAP pre-tax income to yield an interim adjusted tax rate of 22.4%. This interim adjusted tax rate reflects a “like-for-like” tax rate, as the adjustments made in step 2 above have eliminated the effects of items that impact the numerator, but not the denominator, in the tax rate calculation.

4.
Utilizing the interim adjusted tax rate, we next calculate the tax effect of taxable (or deductible) adjustments to pre-tax income, such as one-off litigation matters. In the table above, a $5.0 million adjustment to pre-tax income yields a $1.1 million increase in income tax expense when the 22.4% rate is applied.

5.	We next take into account any non-taxable (or non-deductible) adjustments that impact pre-tax income but do not affect income tax expense, such as impairment charges.

6.
Finally, we add or deduct the tax effect of the taxable adjustments calculated in step 4 to the interim adjusted tax expense from step 3 to determine the full year adjusted income tax expense, which is then subtracted from adjusted pre-tax income to arrive at the final adjusted net income figure. In the table above, the adjusted income tax expense is $41.5 million, which is subtracted from adjusted pre-tax income of $191.0 million to arrive at adjusted net income of $149.5 million.

The Company feels that the adjusted income tax expense amount calculated above would continue to provide investors with a more consistent and stable basis for determining the impact of taxes on the Company’s core continuing operations. As noted above, if this approach is adopted in future filings, the Company would expect to include a reconciliation of both adjusted pre-tax income to GAAP pre-tax income, as it currently does, as well as a reconciliation of adjusted income tax expense to GAAP income tax expense, providing greater transparency for investors.

*    *    *
The Company would again like to thank the Staff for the opportunity to discuss the matters raised in the Comment Letter and to submit this supplemental response. If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to contact me at 011-44-207-107-7230.

Sincerely,

/s/ Nigel Rose
Nigel Rose
Chief Financial Officer
GAIN Capital Holdings, Inc.

cc:    Howard Efron (Securities and Exchange Commission)